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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          CONCORD MILESTONE PLUS, L.P.
                            (Name of Subject Company)

                          CONCORD MILESTONE PLUS, L.P.
                       (Names of Persons Filing Statement)

   UNITS CONSISTING OF ONE CLASS A INTEREST (WHICH REPRESENTS AN ASSIGNMENT OF
   ONE CLASS A LIMITED PARTNERSHIP INTEREST HELD BY CMP BENEFICIAL CORP.) AND
       ONE CLASS B INTEREST (WHICH REPRESENTS AN ASSIGNMENT OF ONE CLASS B
           LIMITED PARTNERSHIP INTEREST HELD BY CMP BENEFICIAL CORP.)
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                LEONARD S. MANDOR
                        C/O CONCORD MILESTONE PLUS, L.P.
                       200 CONGRESS PARK DRIVE, SUITE 205
                           DELRAY BEACH, FLORIDA 33445
                                  (561)394-9260
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                     behalf of the persons filing statement)

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

(a) Name and Address

     The name of the subject company is Concord Milestone Plus, L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive office of the Partnership is 200 Congress Park Drive, Suite 205, Delray Beach,
Florida 33445, and its telephone number is (561) 394-9260.

(b) Securities

     The subject classes of securities are: (a) Class A Interests ("Class A
Interests"), each of which represents an assignment of one Class A Limited
Partnership Interest in the Partnership by CMP Beneficial Corp., and (b) Class B
Interests ("Class B Interests"), each of which represents an assignment of one
Class B Limited Partnership Interest in the Partnership by CMP Beneficial Corp.
As of April 1, 2007, there were 1,518,800 Class A Interests and 2,111,072 Class
B Interests outstanding. The subject tender offer is to purchase units (each, an
"Equity Unit"), each of which consists of one Class A Interest and one Class B
Interest.

Item 2. Identity and Background of Filing Person.

(a) Name and Address

     The Partnership is the filing person, and its name and address are set forth in Item 1 above.

(b) Tender Offer

     On April 11, 2007, MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM
Special Fund, LLC; Moraga Gold, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay
Premier Fund 2, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Premier Fund 4, LLC
and MPF Special Fund 8, LLC (collectively, the "Purchasers") disclosed in a
Tender Offer Statement on Schedule TO filed with the Securities and Exchange
Commission (the "SEC") their offer (the "Tender Offer") to purchase up to
303,760 Equity Units for a purchase price of $9.05 per Equity Unit, less certain distributions. The address of each of the Purchasers and of MacKenzie Patterson
Fuller, LP ("MPF"), an affiliate of some of the Purchasers who is acting as depositary in connection with the Tender Offer, is 1640 School Street, Moraga,
California 94556, and the telephone number for each is (925) 631-9100. (The
Purchasers also provided MPF's toll-free telephone number, (800) 854-8357.)

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The Partnership and Milestone Property Management, Inc. ("MPMI"), are
parties to a management agreement pursuant to which MPMI provides property management services to the Partnership. MPMI is an affiliate of the
Partnership's general partner, CM Plus Corporation (the "General Partner"). The
Partnership paid or accrued $40,485.54 during the three-month period that ended March 31, 2007 to MPMI for property management fees incurred during that period. The Partnership paid or accrued $157,212.00 and $155,593.00 during the fiscal years ended December 31, 2006 and 2005, respectively, to MPMI for property management services rendered to the Partnership during those fiscal years. Pursuant to the management agreement between the Partnership and MPMI, property management fees are equal to a percentage of gross revenues not to exceed 5 percent for multiple tenant properties for which MPMI performs leasing services and 3 percent for multiple tenant properties for which MPMI does not perform leasing services. The management fees are 3 percent for the
Partnership's shopping center in Searcy, Arkansas, 4 percent for the
Partnership's shopping center in Valencia, California, and 5 percent for the
Partnership's shopping center in Green Valley, Arizona (collectively, the
"Properties"). The management fee for any Property may not exceed competitive fees for comparable services reasonably available to the Partnership in the same geographic area as the Property in question.

     Milestone Properties, Inc. ("MPI"), the parent of the General Partner, provides certain administrative services to the Partnership pursuant to an administrative services agreement between MPI and the Partnership. Pursuant to that agreement, the Partnership reimburses MPI for administrative services provided to the Partnership, such as payroll, accounting, investor services and supplies. The Partnership paid or accrued $31,050.00 during the three-month period that ended March 31, 2007 to MPI for administrative services rendered to the Partnership during that period. The Partnership paid or accrued $82,200.00 and $79,818.00 during the fiscal years ended December 31, 2006 and 2005, respectively, to MPI for administrative services rendered to the Partnership during those fiscal years.

     There are no agreements, arrangements or understandings, or to the
Partnership's knowledge, any actual or potential conflicts of interest, between the Partnership and its affiliates, on the one hand, and the Purchasers or their executive officers, directors or affiliates, on the other. To the best of the
General Partner's knowledge, as of March 31, 2007, certain of the Purchasers and their affiliates were the registered owners of 155,976 Equity Units, acquired in part pursuant to tender offers for Equity Units that were commenced in April
2005, October 2005, April 2006, August 2006 and January 2007. In their Schedule
TO filed with the SEC in connection with the Tender Offer, the Purchasers state that they and their affiliates beneficially own 169,228 Equity Units, which may include Equity Units purchased by the Purchasers and their affiliates but not yet transferred on the books of the Partnership.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Partnership.

     The Partnership is expressing no opinion as to whether the holders of Class
A Interests and Class B Interests should accept or reject the Tender Offer, and is remaining neutral as to the Tender Offer.

     (b)  Reasons.

     The Partnership and the General Partner have decided to remain neutral as to whether the holders of the Class A Interests and Class B Interests accept or reject the Tender Offer. Based on

available information, for the following reasons neither the Partnership nor the
General Partner is in a position to recommend that the holders of the Class A
Interests and Class B Interests accept or reject the Tender Offer:

     o   Even though the Partnership and the General Partner believe that the price being offered by the Purchasers ($9.05 per Equity Unit, less certain distributions) could be lower than the amount that the holders of the Class A Interests and Class B Interests would receive upon a sale of all of the Partnership's assets and a liquidation of the
         Partnership, such price is above the range of prices that, to the best of the General Partner's knowledge, Equity Units have traded for during the past 12 months. There is no assurance of how much money on a per
         Equity Unit basis the Partnership would realize in the future from the sale, financing or operation of the Partnership's assets, or when any such amounts would be realized and distributed to the holders of interests in the Partnership. Accordingly, some interest holders may find it attractive to sell their Equity Units to the Purchasers at the offered price and obtain immediate liquidity at a fixed price, while others may prefer to continue to hold their interests in the
         Partnership in the hopes of realizing a greater return at some indefinite time in the future.

     o   Neither the General Partner nor the Partnership has any current appraisals of the Partnership's assets.

     o   Except to the extent that certain of the Purchasers and their affiliates completed tender offers for Equity Units in June 2005,
         November 2005, May 2006, October 2006 and March 2007, and are currently
         Equity Unit holders, the Partnership has no prior relationship with or knowledge of the Purchasers and, therefore, it has no basis on which to assess whether the Purchasers would, if they do ultimately acquire a substantial percentage of the outstanding Class A Interests and Class B
         Interests, exercise their voting rights in a manner which will be beneficial or harmful to the Partnership.

     In making a decision whether to sell to the Purchasers, interest holders should consider the information set forth below.

     In the Tender Offer, the Purchasers provided information from third-party sources which reported trades in Equity Units at $4.05 during the fourth quarter of 2006 and $5.85 during July 2006 and/or August 2006. The General Partner and the Partnership note that since July 1, 2006, transfers for 113,065 Equity Units have been processed, at prices ranging between $3.50 and $8.00 per Equity Unity.

     The Purchasers are offering $9.05 for each Equity Unit, less the amount of any distributions declared or paid with respect to the Equity Units between
April 11, 2007 and May 31, 2007 or such later date to which the Tender Offer may be extended. The Purchasers have disclosed to the holders of interests in the
Partnership that the Purchasers have estimated the liquidation value of the
Partnership to be approximately $9.99 per Equity Unit or higher, based on various assumptions made by the Purchasers as to the value of the Partnership's assets. The General Partner and the Partnership have examined the methodology employed by the Purchasers in their determination of net asset value per Equity
Unit, including the Purchasers' qualifying language, and note that even though the Purchasers refer to the possible sale by the Partnership of the Green

Valley Property (discussed below), they do not take the purchase price into account in their calculations. In addition, the General Partner and the
Partnership cannot confirm whether the 8.5% capitalization rate used by the
Purchasers is the most reasonable assumption under current market conditions, and cannot express an opinion as to whether using such capitalization rate will result in the most accurate determination of net asset value per Equity Unit.
Solely to illustrate the effect of variations in the capitalization rate, and employing the methodology described by the Purchasers, the General Partner estimates that capitalization rates between 11% and 7% would yield an approximate range of net asset values per Equity Unit of $5.81 to $13.92. The actual per-unit net asset value of the Partnership at any time, however, depends on a number of factors, including the market value of the Partnership's assets at such time and the costs that would be incurred by the Partnership in connection with a sale of its assets.

     On November 21, 2006, the Partnership signed a contract for the sale of the
Green Valley Property to a third party for $12,950,000 (subject to prorations and adjustments), subject to the purchaser's satisfactory due diligence and other closing conditions. The contract was amended effective February 21, 2007
(i) to acknowledge the purchaser's election not to cancel the contract following the expiration of the due diligence period, (ii) to give the purchaser a credit of $200,000 against the purchase price for deferred maintenance items, and (iii)
to give purchaser the option to extend the closing date by three successive periods upon making additional earnest money deposits of $50,000 each. On April
23, 2007, the purchaser exercised the second option to extend the closing date to May 8, 2006 and made the corresponding additional deposit, bringing the total earnest money deposit to date to $300,000, which is not refundable except in the event of a default by the Partnership under the contract. By electing the last remaining extension period, the purchaser may extend the closing date until May
23, 2007.

     If the sale of the Green Valley Property were to be consummated at the adjusted contract price, the General Partner believes that the net asset value of the Partnership would be in excess of $9.05 per Equity Unit, based on the net operating income of the Partnership's other properties. To illustrate, employing the valuation methodology described by the Purchasers with respect to the Searcy and Valencia properties but using the adjusted contract price for the Green
Valley Property, the estimated net asset value of the Partnership would range approximately from $9.81 to $15.65 per Equity Unit when applying capitalization rates between 11% and 7%. HOWEVER, THERE IS NO ASSURANCE OF HOW MUCH MONEY ON A
PER EQUITY UNIT BASIS THE PARTNERSHIP WOULD REALIZE IN THE FUTURE FROM THE SALE,
FINANCING OR OPERATION OF THE PARTNERSHIP'S ASSETS, OR WHEN ANY SUCH AMOUNTS
WOULD BE REALIZED AND DISTRIBUTED TO THE HOLDERS OF INTERESTS IN THE
PARTNERSHIP.

     If the Green Valley Property is sold pursuant to the amended contract, then the Partnership would apply a portion of the sales proceeds to pay closing costs and the mortgage on the Green Valley Property, and it may use the balance of the sales proceeds to pay a portion of the mortgages on the Partnership's other properties, increase its working capital reserves and/or make a distribution to the holders of Equity Units. HOWEVER, THERE IS NO ASSURANCE THAT THE SALE OF THE
GREEN VALLEY PROPERTY WILL BE CONSUMMATED AS CONTEMPLATED BY THE AMENDED
CONTRACT. Further, it is possible that such sale will not be consummated before the expiration of the Tender Offer. The Partnership does not intend to make any further announcements regarding the sale of the Green Valley Property until the sale is consummated or the contract is terminated without a sale pursuant to its terms, except as required by applicable securities laws.

     The Partnership has not made any efforts to market the Searcy and Valencia properties, and is not currently engaged in any negotiations to sell those properties.

     The existing mortgage loans on the Partnership's properties will be due and payable on October 1, 2007. At that time, the outstanding balance is estimated to be $14,247,304 (assuming that the Green Valley Property has not been sold before then and the related mortgage loan has not been satisfied). On March 6,
2007, the Partnership signed applications for new mortgage loans on the Searcy and Valencia properties in the amounts of $3,500,000 and $10,800,000, respectively, subject to the lender's underwriting criteria. The General Partner believes that refinancing the Searcy and Valencia properties would provide sufficient funds, together with the Partnership's available cash and projected cash flow, to pay off the existing mortgage loans regardless of whether the sale of the Green Valley Property takes place. In the event that the sale of the
Green Valley Property does not close, however, the refinancing of the existing loans may include a new mortgage loan on the Green Valley Property along with new mortgage loans on the Partnership's other two properties. The General
Partner believes that the Partnership will have the ability to refinance or otherwise satisfy its existing obligations under the existing mortgage; however, such ability will be subject to a number of factors, including but not limited to, general market conditions and the status of each of the Properties at the time.

     The General Partner anticipates that in May 2007 the Partnership will make a cash distribution equal to $0.0326 per Class A Interest to the holders of
Class A Interests as of March 31, 2007. Pursuant to the terms of the Tender
Offer, the purchase price of $9.05 per Equity Unit offered by the Purchasers will be reduced by the amount of such distribution.

     If any person or group controlled a majority of the outstanding Class A
Interests and a majority of the outstanding Class B Interests (interests owned by the General Partner and certain affiliates of the General Partner who are not individuals are not deemed outstanding for this purpose), such person or group would be able to direct the vote of a majority in interest of the Limited
Partners of the Partnership. Under Section 11.2 of the Partnership Agreement, a
majority in interest of the Limited Partners may do any of the following without the concurrence of the General Partner:

     -   amend the Partnership Agreement, except that no such amendment shall
         (x) be effective to change the obligations or rights of any partner or interest holder as to capital, allocations or distributions without such partner's or interest holder's consent (other than certain modifications which the General Partner determines are prudent to comply with federal income tax regulations), (y) in any manner allow
         Limited Partners or interest holders to take part in the control of the
         Partnership's business, or (z) alter certain rights, powers, duties or interests of the General Partner without the General Partner's consent;

     -   dissolve the Partnership;

     -   remove the General Partner and elect a replacement therefor; and

     -   approve or disapprove the sale of all or substantially all of the assets of the Partnership.

     In addition, a majority in interest of the Limited Partners may, under other provisions of the Partnership Agreement, grant or deny consent to the
General Partner to designate one or more persons to be an additional general partner, and appoint a new General Partner in the event of the withdrawal of a
General Partner in violation of the Partnership Agreement.

     If one person or group were to acquire a majority of the Class A Interests and a majority of the Class B Interests, the holders of the minority of Class A
Interests and Class B Interests that remain outstanding and not held by such person or group would continue to have the same economic and other rights as before, however, they would not have the voting power to block any of the actions which could be taken by a majority in interest of the Limited Partners as described above.

     Except to the extent that certain of the Purchasers and their affiliates completed tender offers for Equity Units in June 2005, November 2005, May 2006,
October 2006 and March 2007, and are currently Equity Unit holders, the
Partnership has no prior relationship with or knowledge of the Purchasers and, therefore, it has no basis on which to assess whether the Purchasers would, if they do ultimately acquire a majority of the outstanding Class A Interests and
Class B Interests, exercise their voting rights in a manner which will be beneficial or harmful to the Partnership.

     (c) Intent to Tender.

     To the knowledge of the Partnership, after reasonable inquiry, neither the
General Partner nor any affiliates, executive officers or directors of the
General Partner or the Partnership currently intends to tender any interests in the Partnership owned or held by such person.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Neither the Partnership nor anyone acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations in connection with the Tender Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Neither the Partnership, the General Partner nor any of their officers, directors, affiliates or subsidiaries has engaged in any transaction in Class A
Interests or Class B Interests during the past 60 days.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The Partnership is not undertaking or engaged in any negotiations in response to the Tender Offer.

ITEM 8. ADDITIONAL INFORMATION.

     The Purchasers have offered to purchase up to 303,760 Equity Units. The
Purchasers have also stated that if more than 303,760 Equity Units are validly tendered and not withdrawn, the Purchasers will purchase 303,760 Equity Units on a pro rata basis (adjusted by rounding down to the nearest whole number to avoid the purchase of fractional Equity Units) from the tendering holders of Equity
Units, excluding those holders who elect the "All or None" option in their letter of transmittal.

     Article XIII of the Partnership's Amended and Restated Agreement of Limited
Partnership, dated as of August 1, 1987, as amended (the "Partnership
Agreement"), imposes certain limitations on transfers of Equity Units. Section
13.5 of the Partnership Agreement prohibits transfers or assignments of an interest in the Partnership that would result in the transferor or the transferee holding less than 100 Class A Interests. This limitation, which applies to all transfers of Class A Interests, including transfers in connection with the Tender Offer, may be particularly relevant if proration occurs pursuant to the Tender Offer. A transfer of Equity Units that results in the transferor holding less than 100 Class A Interests will not be permitted unless the transferor is disposing of all of its Class A Interests.

     Section 13.3 of the Partnership Agreement requires the surrender to the
Partnership or its transfer agent of Certificates of Beneficial Interest representing the Class A Interests and Class B Interests to be transferred duly endorsed and with signature guaranteed. No transfers of interests in the
Partnership will be recognized by the Partnership unless duly endorsed certificates are delivered with the necessary signature guarantees.
Additionally, pursuant to Section 13.3 of the Partnership Agreement, the General
Partner has established procedures to effect transfers of both Class A Interests and Class B Interests. Such procedures include, where applicable, but are not limited to, the parties to the transfer providing the Partnership with properly completed assignment forms for Class A Interests and for Class B Interests; an original death certificate and letters of administration and/or testamentary dated by the appropriate court within the prior six months (in the case of a transfer by an estate); a certified copy of any trust agreement; an affidavit of domicile; the approval from the California Department of Corporations for consent to transfer securities pursuant to Section 25151 of the California
Corporations Code for transfer from one California resident to another; and a transfer fee currently equal to $35.00 per transaction.

Item 9. Exhibits.

Exhibit 99(a)(2)(i)      Transmittal Letter from the Partnership dated April 25,
                         2007

Exhibit 99(e)(1)         Property Management Agreement, by and between the
                         Partnership and Concord Assets Management, Inc., dated
                         as of August 20, 1987, as amended January 22, 1988 and
                         April 1988*

Exhibit 99(e)(2)         Administrative Services Agreement, by and between the
                         Partnership and Milestone Properties, Inc., dated as of
                         March 1, 2005*

* Incorporated by reference from the Partnership's Schedule 14D-9 filed with the
SEC on May 10, 2005.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              /S/ Leonard S. Mandor
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                                   (Signature)

                 Leonard S. Mandor, President of General Partner
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                                (Name and title)

                                 April 25, 2007
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                                     (Date)